UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Ammendment to Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of November 2004

File Number: 000-29344

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral-Pacific House, 284, Karori Rd, Wellington, New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒      No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

EXPLANATORY NOTE

This report amends Exhibit 99.1 of the Company’s Form 6K filed on November 16, 2004. The amendment is an addition to the Company's financial statements for the second quarter ended September 30, 2004, to add a US GAAP reconciliation as Note 14.

SUBMITTED HEREWITH

Exhibits

99.1	Addition of Note 14 to Financial Statements for the Second Quarter Ended September 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: February 9th, 2005	By:	/s/ Dave Bennett
(Signature)

Dave Bennett
CEO and President